FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period ended August 17, 1998

                       Yogen Fruz World-Wide Incorporated
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F _x_    Form 40-F___



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes___           No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

     (a) Press Release dated August 13, 1998 with respect to Registrant's Normal Course Issuer Bid;
     (b) Press Release dated August 14, 1998 with respect to Registrant's expansion of license with Tropicana Products, Inc.; and
     (c) Press Release dated August 17, 1998 approval by The Toronto Stock Exchange of registrant's Normal Course Issuer Bid.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              YOGEN FRUZ WORLD-WIDE INCORPORATED



Date  August 20, 1998                         By /s/ AARON SERRUYA
                                                 -------------------------------
                                              Name: Aaron Serruya
                                              Title: Executive Vice President

FOR IMMEDIATE RELEASE


YOGEN FRUZ COMMENCES A NORMAL COURSE ISSUER BID

Toronto,  Canada - August 13, 1998 - Yogen Fruz  World-Wide  Incorporated  (TSE:
YF.A) today announced that it had approved the making of a normal course issuer bid for up to 3,287,406 of its outstanding Subordinate Voting Shares through the facilities of The Toronto Stock Exchange. Such shares represent approximately 10% of the outstanding public float of Subordinate Voting Shares. Subject to approval of The Toronto Stock Exchange, the normal course issuer bid will commence on August 24, 1998 and expire on August 23, 1999. Notice of Yogen Fruz' intention to effect the normal course issuer bid has been filed with the TSE. All shares purchased under the bid will be cancelled.

In authorizing the normal course issuer bid, the Company's board of directors has concluded that the purchase for cancellation of up to 3,287,406 Subordinate Voting Shares represents an appropriate means of distributing to shareholders funds not required for immediate use in carrying on its business.

As at May 31, 1998, Yogen Fruz had 4,762 locations in 82 countries, and is the world's largest franchisor of frozen yogurt outlets, operating a Family of Brands, including Yogen Fruz, Bresler's Ice Cream, I Can't Believe It's Yogurt, Golden Swirl, Paradise, Ice Cream Churn, Swensen's Ice Cream, Steve's Ice Cream and Java Coast Fine Coffees. In addition, Yogen Fruz markets, sells and distributes Tropicana frozen desserts, as well as a variety of other branded frozen dessert products under the Betty Crocker, Yoplait, Colombo, Trix, Lucky Charms and Yoo Hoo brand names pursuant to long-term exclusive license agreements.


For further information contact:

Michael Serruya/Richard E. Smith
Co-President and Co-Chief Executive Officer
Yogen Fruz World-Wide Incorporated
Tel: 905-479-8762/Tel: 516-737-9700
Fax: 905-479-5235/Fax: 516-737-9792

FOR IMMEDIATE RELEASE

YOGEN FRUZ EXPANDS TROPICANA LICENSE
TO NEW INTERNATIONAL MARKETS

Toronto,  Canada - August 14, 1998 - Yogen Fruz  World-Wide  Incorporated  (TSE:
YF.A), the world's largest franchisor of frozen yogurt outlets and the exclusive licensee for the Tropicana brand for frozen desserts and novelties, announced today that its exclusive long-term license agreement with Tropicana Products, Inc. has been expanded to include Taiwan and Korea.

"Tropicana frozen fruit juice bars are already a proven hit with consumers in the United States and Canada, and Tropicana shares our excitement at the opportunity to begin expanding our distribution to selected international markets," said Michael Serruya, Yogen Fruz Co-Chairman and Co-CEO. "Combining the Tropicana brand with the established distribution network of our master franchisees in Taiwan and Korea creates a template for growth that we believe can be successfully applied in many of our 82 markets worldwide."

Yogen Fruz, the exclusive licensee of Tropicana for the frozen dessert category, launched its line of Tropicana frozen fruit juice bars in Canada less than four months ago. Since then, Tropicana novelties have achieved 60% market distribution throughout Canada. Last year, Yogen Fruz's subsidiary, Integrated Brands, Inc., introduced Tropicana frozen novelties in the United States, where they have already passed 70% market distribution. As announced today, Tropicana has agreed to enlarge Yogen Fruz's exclusive license territory beyond North America to include Taiwan and Korea.

"Tropicana Pure Premium Juice is the fourth largest branded food product sold in Canadian supermarkets, and the fifth largest in the United States," said Mr. Serruya. "Consumers in both countries have responded to Tropicana frozen fruit juice bars with the same level of enthusiasm. We are extremely excited by the opportunity to integrate Tropicana frozen novelties into our existing international distribution network."

Yogen Fruz directly, and through its subsidiary Integrated Brands, Inc., markets, sells and distributes Tropicana frozen fruit juice bars and frozen dessert products, as well as a variety of frozen novelties and frozen dessert products under the Betty Crocker, Trix, Yoplait, Colombo, Lucky Charms and Yoo Hoo brand names, pursuant to exclusive long-term license agreements. Yogen Fruz is also the world's largest franchisor of frozen yogurt outlets, with 4,762 locations in 82 countries, operating a Family of Brands including Yogen Fruz, I Can't Believe It's Yogurt, Bresler's Ice Cream and Premium Frozen Yogurt, Swensen's Ice Cream, Golden Swirl, Paradise, Ice Cream Churn and Java Coast Fine Coffees.


For further information contact:

Michael Serruya/Richard E. Smith
Co-President and Co-Chief Executive Officer
Yogen Fruz World-Wide Incorporated
Tel: 905-479-8762/Tel: 516-737-9700
Fax: 905-479-5235/Fax: 516-737-9792

FOR IMMEDIATE RELEASE


TORONTO STOCK EXCHANGE APPROVES YOGEN FRUZ
NORMAL COURSE ISSUER BID

Toronto,  Canada - August 17, 1998 - Yogen Fruz  World-Wide  Incorporated  (TSE:
YF.A) today announced that the TSE has approved Yogen Fruz' previously announced normal course issuer bid for up to 3,287,406 of its outstanding Subordinate Voting Shares through the facilities of The Toronto Stock Exchange. Such shares represent approximately 10% of the outstanding public float of Subordinate Voting Shares. As at August 12, 1998 there were 37,354,584 Subordinate Voting Shares outstanding. The normal course issuer bid will commence on August 24, 1998 and expire on August 23, 1999. All shares purchased under the bid will be cancelled.

Management believes that the current market price for Yogen Fruz shares understates the value of our company, based on our track record of earnings and revenue growth," said Michael Serruya, Co-Chairman and Co-CEO of Yogen Fruz. "The normal course issuer bid reflects management's confidence in Yogen Fruz's ability to build value for its shareholders."

As at May 31, 1998, Yogen Fruz had 4,762 locations in 82 countries, and is the world's largest franchisor of frozen yogurt outlets, operating a Family of Brands, including Yogen Fruz, Bresler's Ice Cream, I Can't Believe It's Yogurt, Golden Swirl, Paradise, Ice Cream Churn, Swensen's Ice Cream, Steve's Ice Cream and Java Coast Fine Coffees. In addition, Yogen Fruz markets, sells and distributes Tropicana frozen desserts, as well as a variety of other branded frozen dessert products under the Betty Crocker, Yoplait, Colombo, Trix, Lucky Charms and Yoo Hoo brand names pursuant to long-term exclusive license agreements.


For further information contact:

Michael Serruya/Richard E. Smith
Co-President and Co-Chief Executive Officer
Yogen Fruz World-Wide Incorporated
Tel: 905-479-8762/Tel: 516-737-9700
Fax: 905-479-5235/Fax: 516-737-9792